Exhibit 8.1
[Letterhead of Crowe Chizek and Company LLC]
March 7, 2007
Board of Directors
Prairie Financial Corporation
7661 S. Harlem Avenue
Bridgeview, Illinois 60455

Re:	Material United States federal income tax consequences of the merger of Prairie Financial Corporation with and into Integra Bank Corporation.
To the Members of the Board:
You have requested our opinion with respect to the material federal income tax consequences of the proposed merger of Prairie Financial Corporation (“Prairie”), a Delaware corporation, with PFC Merger Corp. (“Sub”), a Delaware corporation, with Prairie as the surviving corporation (“Surviving Corporation”) (the “Acquisition Merger”), pursuant to the Agreement and Plan of Merger by and among Integra Bank Corporation (“Integra”), an Indiana corporation, Sub and Prairie, dated as of October 5, 2006, as amended (the “Agreement”), and the immediately following subsequent merger of Surviving Corporation with and into Integra, (the “Holding Company Merger”) (the Acquisition Merger and the Holding Company Merger hereinafter referred to collectively as the “Merger”). Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement.
The proposed Acquisition Merger and the parties are described in the Agreement. In rendering this opinion, we received and relied upon certain written factual representations of Prairie and Integra related to the transaction (“Representations”). We have made such inquiries and have examined such documents and records, including: (i) the Agreement (including exhibits); (ii) the Registration Statement on Form S-4 (the “Registration Statement”) filed by Integra with the Securities and Exchange Commission (the “SEC”); and (iii) such other matters as we have deemed relevant for the purpose of this opinion. Further, we relied upon the statements of facts contained in the examined documents, particularly the Agreement. In such examination, we have assumed the genuineness of all signatures, the legal capacity of the signatories to the documents, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies, and the authenticity of the originals of such latter documents.
Our opinion is based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations thereunder (the “Treasury Regulations”), and upon current Internal Revenue Service (the “Service”) published rulings and existing court decisions, any of which could be changed at any time. Our opinion is also based, in part, on the assumption that the transactions

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will be consummated strictly in accordance with applicable laws and regulations, the terms and conditions of the Agreement, and the facts, assumptions and Representations set forth or referred to herein, and that such facts, assumptions and Representations are accurate as of the date hereof and will be accurate at the Effective Time of the Merger. Our understanding of the facts, our opinion and the limitations on our opinion are detailed below.
Statement of Facts
For what have been stated to be valid business reasons, Prairie and Integra desire to effect a merger. The facts and circumstances surrounding the transaction are quite detailed and are described at length in the Agreement and Registration Statement. The Agreement and the Representations set forth or referred to herein are incorporated herein as part of the Statement of Facts. Prairie elected to be an S corporation under section 1362(a) of the Code effective January 1, 1999. The Agreement provides for a statutory merger under Delaware General Corporation Law, as amended, of Prairie with Sub. Upon which, the separate existence of Sub shall cease, with Prairie being the Surviving Corporation. Immediately thereafter, Prairie will merge with and into Integra. Each outstanding share of Prairie Common Stock shall be converted into the right to receive Merger Consideration.
Prairie and Integra expect to elect to have the Merger treated as a taxable sale of assets by Prairie for federal income tax purposes under section 338(h)(10) of the Code. Since making such election will require, among other things, that every Prairie stockholder execute an appropriate election form prior to the completion of the Merger, there is uncertainty at this time if the parties will be able to make the election. Due to this uncertainty and that such an election may cause Prairie stockholders to incur more tax liability than if such election is not made, the Agreement provides for two different levels of consideration for the merger. The Agreement provides for Merger Consideration of either (A) 5.914 shares of Integra Common Stock and $65.26 in cash if the Merger is treated as a taxable sale of assets by Prairie pursuant to section 338(h)(10) of the Code; or (B) if the Merger is not treated as a taxable sale of assets by Prairie pursuant to section 338(h)(10) of the Code, 5.760 shares of Integra Common Stock and $63.57 in cash.
Since uncertainty exists with regard to which level of Merger Consideration will ultimately be received by the Prairie stockholders and the tax consequences to such stockholders will differ depending on the level of Merger Consideration received, our tax opinion will address the tax consequences under both levels of Merger Consideration. For purposes of this tax opinion, the scenario in which Prairie stockholders receive 5.914 shares of Integra Common Stock and $65.26 in cash as Merger Consideration will be referred to hereinafter as the “Taxable Sale of Assets,” while the scenario in which Prairie stockholders receive 5.760 shares of Integra Common Stock and $63.57 in cash will be referred to hereinafter as the “Reorganization.” The Taxable Sale of Assets scenario and the Reorganization scenario are mutually exclusive.
Prairie stockholders will not receive fractional shares of Integra Common Stock, instead they will receive a cash payment in lieu of such fractional shares. In addition, since the price of Integra Common Stock fluctuates, Prairie may terminate the Agreement if the price of Integra Common Stock falls below certain thresholds established in the Agreement unless Integra elects to increase Merger Consideration (the “Additional Consideration”). Additional Consideration, at Integra’s election may be in the form of Integra Common Stock, cash or a combination, thereof.

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Two Prairie stockholders also have outstanding and unexercised options to purchase Prairie Common Stock. Due to differing circumstances, the Agreement provides for different treatment of the stockholders’ options. One stockholder’s options will be converted into options to purchase Integra Common Stock as per the Agreement, while the other’s options will be converted into a right to receive cash as per the Agreement.
The parties understand that, immediately after the Merger becomes effective, it is the present intention of Integra to effect the Bank Merger in which Prairie Bank & Trust Company (“Prairie Bank”), a wholly owned qualified subchapter S subsidiary of Prairie and an Illinois banking corporation, will merge with and into Integra Bank National Association (“Integra Bank”) (the “Bank Merger”), with Integra Bank continuing as a wholly owned subsidiary of Integra. Prairie and Integra agree to cooperate and to take such steps as may be necessary to obtain all requisite regulatory, corporate and other approvals to effect the Bank Merger, subject to the consummation of, and to be effective concurrently with, the Merger or as soon as practicable thereafter. Integra Bank will carry on the historical business of Prairie Bank with the main office and branches of Prairie Bank thereafter being operated as branches of Integra Bank.
Assumptions
In rendering our opinion, we have also relied upon certain assumed facts (the “Assumptions”). The Assumptions are understood to be currently true, correct, and complete and remain true, correct, and complete. We have made the following Assumptions upon which we rely in rendering this opinion with regard to the Taxable Sale of Assets scenario only if:
(1)	Integra, Prairie and all Prairie stockholders join in making a timely election under section 338(h)(10) of the Code on Form 8023 in accordance with the instructions to the form to treat the Merger as a sale by Prairie of the assets and properties of Prairie Bank; and

(2)	Such election is duly filed in accordance with applicable Treasury Regulations.
Opinion
Based on our understanding of the foregoing facts and assumptions, the Representations, the applicable laws and regulations, and subject to the qualifications and limitations set forth in this letter, we are of the opinion that for U.S. federal income tax purposes:
     (a) With regard to the Taxable Sale of Assets scenario:
(1)	Integra’s purchase of all the stock of Prairie will be a “qualified stock purchase” within the meaning of section 338(d)(3) of the Code. Accordingly, Integra and Prairie will be entitled to make the election provided by section 338(h)(10) of the Code.

(2)	Prairie will be treated as if it sold all of its assets to Integra in a single transaction for the Merger Consideration plus the assumptions of Prairie’s liabilities. The aggregate

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deemed sale price (“ADSP”) as determined under section 1.338-4(b) of the Treasury Regulations will be allocated among Prairie’s assets in accordance with section 1.338-6 of the Treasury Regulations to determine the amount for which each asset is deemed to have been sold (Code section 338(a) and Treasury Regulations sections 1.338-4(b) and 1.338-6).

(3)	Prairie will recognize all of the gain, including any items of recapture, and loss realized on the deemed transfer of its assets (Treasury Regulations section 1.338(h)(10)-1(d)(3)).

(4)	No federal income tax will be incurred by either Prairie or Prairie Bank on the gain recognized as a result of the deemed sale other than the built-in gains tax imposed by section 1374 of the Code (Code sections 1363(a), 1361(b)(3) and 1374).

(5)	Prairie’s stockholders will recognized their pro rata share of any gain or loss recognized by Prairie as a result of the deemed sale allocated in accordance with section 1366 of the Code and will likewise increase or decrease their basis in Prairie Common Stock in accordance with section 1367 of the Code.

(6)	The character of such gain or loss will depend on how the ADSP is allocated among Prairie’s assets. Any ordinary income will be subject to federal income tax up to a maximum rate of 35 percent, while any capital gain will be subject to federal income tax at applicable capital gains rates.

(7)	Prairie will be treated as having transferred all of its assets, which consist only of the Integra Common Stock and cash received as Merger Consideration, to the Prairie stockholders as a distribution in complete liquidation to which section 331 of the Code applies.

(8)	Prairie stockholders will recognize gain or loss on the distribution in complete liquidation equal to the difference between (i) the cash (including cash received for fractional shares) and the fair market value of the Integra Common Stock and (ii) such stockholder’s basis in their shares of Prairie Common Stock surrendered adjusted in accordance with section 1367 of the Code (for such stockholder’s allocable share of Prairie’s taxable income or loss for the taxable period immediately prior to, and including the Merger (including any gain or loss allocated to such stockholder as a result of the Merger) and distributions made to such stockholder prior to the Merger). Any capital gain recognized by a Prairie stockholder on the distribution in liquidation will be long-term capital gain if, at the time of the exchange, the stockholder has held (or is treated as having held) the Prairie Common Stock for more than twelve months. The gain will be taxed at the applicable long-term capital gains tax rate. The deductibility of capital losses may be limited for both corporate and non-corporate stockholders.

(9)	The basis of the Integra Common Stock received by Prairie stockholders in the Merger will be equal to the fair market value of the Integra Common Stock on the date of the Merger (Code section 1012).

(10)	The holding period of Integra Common Stock in the hands of the Prairie stockholders will commence on the date of the Merger (Code section 1223).

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     (b) With regard to the Reorganization scenario:
(1)	The Merger will be a reorganization within the meaning of section 368(a)(1)(A) of the Code (Revenue Ruling 2001-46). Prairie and Integra will each be a “party to a reorganization” within the meaning of section 368(b) of the Code.

(2)	No income, gain or loss will be recognized by either Prairie or Integra as a result of the Merger (Code sections 361(b) and 1032(a)).

(3)	No gain or loss will be recognized by Prairie on the distribution of Integra Common Stock and cash to Prairie stockholders (Code section 361(b)).

(4)	No loss will be recognized by Prairie stockholders as a result of the Merger (Code section 356(c)).

(5)	Gain, if any, realized by Prairie stockholders who receive shares of Integra Common Stock and cash in exchange for their Prairie Common Stock pursuant to the Merger will be recognized, but not in excess of the cash received (Code sections 354(a) and 356(a)(1)). If the exchange has the effect of the distribution of a dividend (determined with the application of the constructive ownership provisions under section 318(a) of the Code), then the amount of gain recognized that is not in excess of the shareholder’s ratable share of undistributed earnings and profits will be treated as a dividend (Code section 356(a)(2)). The remainder of the gain, if any, will be capital gain. If the exchange does not have the effect of the distribution of a dividend (determined with the application of constructive ownership under section 318(a) of the Code), then Prairie stockholders will recognize a capital gain. No loss will be recognized by Prairie stockholders on the receipt of Integra Common Stock and cash in exchange for Prairie Common Stock (Code section 356(c)).

(6)	A Prairie stockholder who receives cash in the Merger in lieu of fractional shares of Integra Common Stock will be treated as if the fractional shares had been received in the Merger and then redeemed by Integra in return for the cash, with the redemption generally qualifying as an “exchange” under section 302 of the Code. Therefore, the receipt of such cash will generally cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder’s adjusted tax basis in the shares of Integra Common Stock allocable to the fractional share (Code section 302(a)). In this instance, any capital gain recognized by a Prairie stockholder will be long-term capital gain if, at the time of the exchange, the stockholder has held (or is treated as having held) the Prairie Common Stock for more than twelve months. Any long-term gain will be taxed at the applicable long-term capital gains tax rate. The deductibility of capital losses may be limited for both corporate and non-corporate stockholders.

(7)	Where cash is received by a dissenting stockholder of Prairie, such cash payment will be treated as received by that stockholder as a distribution in redemption of such stockholder’s Prairie Common Stock subject to the provisions and limitations of section 302 of the Code. Where as a result of such distribution, a stockholder owns no Integra

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Common Stock, either directly or through the application of section 318(a) of the Code, the redemption will be a complete termination of interest within the meaning of section 302(b)(3) of the Code and such cash will be treated as a distribution in full payment in exchange for such stockholder’s Prairie Common Stock. Under section 1001 of the Code, gain or (subject to the limitations of section 267 of the Code) loss will be recognized to such stockholder in an amount equal to the difference between the amount of such cash and the adjusted basis of the Prairie Common Stock surrendered, as determined under section 1011 of the Code (Revenue Ruling 74-515, 1974-2 C.B. 118).

(8)	The basis of the Integra Common Stock received by Prairie stockholders in the Merger (before reduction for the basis in any fractional share interest such stockholders will be deemed to receive and exchange for cash) will be the same as the basis of the Prairie Common Stock surrendered in exchange therefor, increased by the amount of gain recognized pursuant to the Merger, exclusive of any gain recognized on cash received in lieu of a fractional share of Integra Common Stock, and decreased by the amount of any cash received in the Merger, exclusive of any cash received in lieu of a fractional share of Integra Common Stock (Code section 358(a)).

(9)	The holding period of the Integra Common Stock received by Prairie stockholders will include the holding period of the Prairie Common Stock surrendered, provided that the Prairie Common Stock was held as a capital asset in the hands of the Prairie stockholders at the Effective Time (Code section 1223(1)).
Limitations of Opinion
Our opinion expressed herein is based solely upon current provisions of the Code, Treasury Regulations, and current judicial and administrative authorities. Any future amendments to the Code or Treasury Regulations, or new judicial decisions or administrative interpretations, any of which could be retroactive in effect, could cause us to modify our opinion. Our opinion is not binding on the Service, and the Service could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the Service would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion would prevail if the matters were challenged. Tax consequences under state, local and foreign laws are not addressed.
Our opinion addresses only stockholders who are citizens or residents of the United States who hold their Prairie Common Stock as a capital asset. Our opinion does not address all the tax consequences that may be relevant to particular Prairie stockholders in light of their individual circumstances or to stockholders that are subject to special rules, including, without limitation, tax-exempt organizations, dealers in stocks or securities or foreign currencies, persons that hold shares as a hedge against currency risk or a constructive sale or conversion transaction, or holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, holders of options granted under any Prairie benefit plan, or the application of the alternative minimum tax.
Our opinion is expressed only as to the matters we expressly set forth, and no opinion should be inferred as to any other matters or as to the tax treatment of the transactions that we do not

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specifically address, including but not limited to the Bank Merger and holders of Prairie stock options. Further, no opinion is expressed under the provisions of any of the other sections of the Code or Treasury Regulations which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from , the Merger which are not specifically covered by the opinions set forth above.
If any fact, assumption or representation contained in this opinion letter or the Representations changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached herein.
This opinion is given solely for the benefit of Prairie and the Prairie stockholders, and may not be relied upon by any other party or entity or referred to in any document without our express written consent. We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the references to our Firm under the headings “Material U. S. Federal Income Tax Consequences” and “Experts” in the Prospectus that forms a part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.
Respectfully submitted,
/s/ Crowe Chizek and Company LLC